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Breakfast
Dulceria

Bakery

2220 Frederick Douglas
New York, NY 10026
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.55× for the next $75,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Dulceria is seeking investment to expand production.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
OUR STORY

Dulceria started when Marco Matheu and Daniel Minzer decided to embark in a new adventure. Something totally unknown to both of them. Marco coming from the fashion world and Daniel from corporate banking. The goal was capture the essence of Chilean pastry flavors and bring them to the rich cultural epicenter of Harlem. Dulceria is a place where people can taste the best of Chile in NYC.

European and indigenous traditions have prominently influenced our modern Chilean cuisine.
Chile is known for its fantastic pasteles, alfajores, empanadas and native tropical fruit.
Demand is far outpacing our current set-up, giving the opportunity for expansion.
AUTHENTIC CHILEAN CUISINE

Chilean pastries highlight a range of influences, especially French and Spanish, which are reflected in recipes like alfajores. There are numerous variations of this delicate sugar cookie across Latin America, but what distinguishes the Chilean version is the smoky manjar filling and the use of local ingredients like lucuma, an Andean fruit with a subtly sweet flavor that's often likened to vanilla.

Other specialities at Dulcería include the torta mil hojas (like a French mille-feuille filled with manjar), brazo de reina (a sponge cake made with manjar and coconut milk and dipped in cognac); and chilenitos, a manjar-filled biscuit covered in powdered sugar.
The bakery also offers a limited range of grocery products, such as honey from Easter Island and Patagonia; merkén, a spicy condiment from Chile's snowy Araucanía region; olives from the Azapa Valley; and salt from the Atacama Desert.
INTENDED USE OF FUNDS

Investment will be used to expand operations by building a central kitchen that would allow for an increase of production of 400-500% in a period of two to three years.

It will also be used to open one, or more, stores, in the same period, to increase retail sales and brand awareness.
We will also create a line of packaged and frozen products for wholesale.
Finally, the investment will be used to streamline brand recognition and marketing as well as hiring managers for the retail stores.
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PRESS
At Dulceria, Chilean Cookies and Other Delights (Published 2020)

The Harlem bakery has several kinds of alfajores, along with tarts and sandwiches.

A Standout Chilean Bakery Expands With a New Wine-and-Tapas Bar

Harlem's Dulcería will open a new offshoot next month.

THE TEAM
Daniel Minzer
Owner

Daniel was born in Chile and raised in Venezuela. At 18 moved back to Chile and went to
Universidad Catolica where he got a degree in Architecture. After working in the field for a
couple of years decided to explore the world of business and finance and after working on
a few projects moved to New York to do an MBA at NYU's Stern Business School where he
graduated with an specialization in finance and economics. Daniel worked in investment
and corporate banking at BNP Paribas, Macquarie Bank, SMBC and ABN Amro. After 17
years working in the field, he decided to pursue personal projects related to the hospitality
sector, including Dulceria.

Marco Matheu
Owner

Marco was born in Sao Paulo, Brazil and raised in Chile. He attended culinary school in
Vina del Mar and later moved to Sao Paulo where he also studied fashion design. After a few years in Sao Paulo and Buenos Aires, he moved
back to Santiago where he started a catering business. Marco moved to New York in 2013 and started a leather fashion business. In 2018,
together with Daniel, decide to embark in the creation of Dulceria.

Reviews From our Awesome Customers

"Just ordered a whole chocolate cake (highly recommend it!) for my birthday and it was so incredible I didn't want it to end so I froze some so I
can have some in the future. Big hit with the whole family, even the not-so-chocolate lovers. It's not too sweet which is key for me!!! And the
layers of mouse and cream and crepes are perfectly balanced. Thank you, guys!!!!!!! Also, their cheeses are incredible and be sure to try their
breads and other sweets!" - Caroline

"I visited Dulceria today and I was rewarded with delicious food and friendly people. I live in Kentucky but I am from Chile. We made a special trip
and it was well worth it." - Jacqueline

"Amazing. If you want to taste a different type of sweetness, come here and explore! Chefs are from Chile so you know they will bring the flavor
of South America!" - Lisette

"Some Chilean friends recommended us this place so we went and the experience was wonderful. We had the pleasure of having a great
conversation with Daniel, Marco, and Felipe. The pastries are really good. I highly recommend the mil hojas cake and the corn pascualina" -
Fernanda

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Central kitchen $125,000
Store 1 $63,000
Mainvest Compensation $12,000
Total $200,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $550,000 $990,000 $1,505,750 $1,664,472 $1,810,375
Cost of Goods Sold $115,000 $208,000 $316,150 $348,645 $378,613
Gross Profit $435,000 $782,000 $1,189,600 $1,315,827 $1,431,762

EXPENSES

Rent $84,000 $132,000 $180,000 $185,400 $190,962
Utilities $10,000 $17,000 $24,000 $24,720 $25,462
Salaries $180,000 $270,000 $405,000 $417,150 $429,665

Insurance $10,000 $13,000 $16,000 $16,480 $16,974

Repairs & Maintenance $5,000 $10,000 $15,000 $15,450 $15,914

Legal & Professional Fees $6,000 $9,000 $12,000 $12,360 $12,731

Operating Profit $140,000 $331,000 $537,600 $644,267 $740,054

This information is provided by Dulceria. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $200,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends November 12, 2021

Summary of Terms

Legal Business Name Dulceria NYC Inc.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $75,000 invested

1.55×

Investment Multiple 1.5×

Business's Revenue Share 4%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2029

Financial Condition

Historical milestones

Dulceria has been operating since [December, 2019 and has since achieved the following milestones:

Opened location in [New York, NY]

Achieved revenue of [$365000] in year[1], which has grown by 20% so far in 2021.

Had Cost of Goods Sold (COGS) of [$73000], which represented gross profit margin of [80%] in [Year 1]. .

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Dulceria to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Dulceria operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Dulceria competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Dulceria's core business or the inability to compete successfully against the with other competitors could negatively affect Dulceria's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Dulceria's management or vote on and/or influence any managerial decisions regarding Dulceria. Furthermore, if the founders or other key personnel of Dulceria were to leave Dulceria or become unable to work, Dulceria (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Dulceria and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Dulceria is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Dulceria might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Dulceria is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Dulceria

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Dulceria's financial performance or ability to continue to operate. In the event Dulceria ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Dulceria nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Dulceria will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Dulceria is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Dulceria will carry some insurance, Dulceria may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Dulceria could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Dulceria's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Dulceria's management will coincide: you both want Dulceria to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Dulceria to act conservative to make sure they are best equipped to repay the Note obligations, while Dulceria might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Dulceria needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Dulceria or management), which is responsible for monitoring Dulceria's compliance with the law. Dulceria will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dulceria is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Dulceria fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dulceria, and the revenue of Dulceria can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Dulceria to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Dulceria. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Dulceria isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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